FROM:      First South Africa Corp., Ltd.
           2665 South Bayshore Drive
           Coconut Grove, FL 33133
           www.firstsouthafrica.com

Contact:   Rebecca Freeman (305) 857-5009

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                              FOR IMMEDIATE RELEASE

               FIRST SOUTH AFRICA CORP., LTD. ANNOUNCES COMPLETION
             OF COMMON STOCK EXCHANGE OFFER FOR ITS CLASS A WARRANTS
               AND CLASS B WARRANTS AT 5:00PM NEW YORK CITY TIME,
                          ON TUESDAY, NOVEMBER 25, 1997


Coconut Grove, FL, November 25, 1997 -- First South Africa Corp., Ltd, (Nasdaq -FSACF) today announced that it has completed its offer to exchange common stock for all its outstanding Class A and Class B Warrants. Based on a preliminary count, a total of approximately 1,807,891 A Warrants and 1,740,461 B Warrants (including Warrants subject to guarantees of delivery) were tendered for exchange. Holders of the Company's Class A and Class B Warrants were offered the opportunity to convert 3 A and 3 B Warrants for 2 shares of common stock. Holders of only A Warrants were offered the opportunity to convert 5 A Warrants for 2 shares of common stock. Holders of only B Warrants were offered the opportunity to convert 10 B Warrants for 2 shares of common stock.

The Company noted that it had issued 2.95 million A Warrants and 2.3 million B Warrants under the terms of its January 24, 1996 Initial Public Offering. Upon completion of the exchange, there will be approximately 886,749 A Warrants and 814,798 B Warrants outstanding. The Company will issue approximately 1,172,145 new shares to complete the exchange.

All properly tendered Warrants will be exchanged in accordance with the offer.